                                                            April 21, 2006



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

          Re: S1 Corporation Preliminary Proxy Statement filed on April 12, 2006 by Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarontonda, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Jeffrey C. Smith, Jeffrey D. Glidden, William
               J. Fox, and Edward Terino

               File No. 000-24931

Dear Ms. Toton:

         On behalf of S1 Corporation (the "Company"), we are writing in connection with the above-referenced proxy statement ("Proxy Statement"). Further to my comment letter to you, dated April 18, 2006, we want to submit one additional comment to the Proxy Statement, as outlined below. Unless otherwise defined herein, all capitalized terms used below have the same meaning as in the Proxy Statement.

INTRODUCTION - PAGE 2

1. The record date for the Company's annual meeting is March 31, 2006 and in the Proxy Statement, the Ramius Group discloses that it owns 6,490,722 shares of Company common stock that are entitled to be voted at that annual meeting. The

Ms. Rebekah Toton
April 21, 2006
Page 2



Company notes that the Schedule 13D filed by the Ramius Group on March 31, 2006, discloses that as of March 28, 2006, the Ramius Group owned 5,069,311 shares of Company common stock. The difference between the 6,490,722 figure reported in the Proxy Statement and the 5,069,311 figure reported in the Ramius Group's
Schedule 13D filed on March 31, 2006 is 1,421,411. The Company notes that
Schedule I to the Proxy Statement discloses that between March 29, 2006 and April 4, 2006, the Ramius Group purchased a total of 1,421,411 shares of Company common stock in open market transactions. Therefore, the Ramius Group appears to be claiming voting power over all shares purchased between March 29, 2006 and April 4, 2006. These shares are reported as "open market purchases" in Proxy Statement, and the Company notes that shares purchased after March 28, 2006 would normally settle after the March 31, 2006 record date, with no voting rights attached prior to settlement. This is particularly true for shares purchased on April 3, 2006 and April 4, 2006, and the Company is unaware of how these shares are entitled to be voted absent any special arrangement (e.g. voting agreement, swap agreement, etc.). Any such agreements or understandings would appear to mean the counterparty is part of the soliciting group.

         The Company believes that the Ramius Group should disclose its basis for claiming voting rights for shares it purchased between March 29, 2006 and April 4, 2006, and disclose any resulting additional members of its soliciting group.

                                    * * * * *

         If you have any questions or would like further information concerning the foregoing, please do not hesitate to call me (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.


                               Sincerely,

                               /s/ Stuart G. Stein

                              Stuart G. Stein